Exhibit 99.2
CENTRAL GOLDTRUST

PROXY

ANNUAL MEETING OF UNITHOLDERS
The undersigned holder of Units of CENTRAL GOLDTRUST (“GoldTrust”) hereby appoints J.C. Stefan Spicer of Lynden, Ontario, or failing him, John S. Elder of Toronto, Ontario, or instead of either of the foregoing, _____________________________ of _________________as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of Unitholders of GoldTrust (the "Meeting") to be held at the offices of Fraser Milner Casgrain LLP, 42nd Floor, 1 First Canadian Place, Toronto, Ontario on Thursday, the 29th day of April, 2010 at the hour of 4:30 p.m. (Eastern Daylight Savings Time) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or adjournments thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote, or to withhold from voting, the Units registered in the name of the undersigned as specified below:

	TO VOTE FOR	TO WITHHOLD FROM VOTING

Brian E. Felske	☐	☐

Bruce D. Heagle	☐	☐

Ian M.T. McAvity	☐	☐

Robert R. Sale	☐	☐

J.C. Stefan Spicer	☐	☐

Philip M. Spicer	☐	☐

in respect of the election of six Trustees; and

TO VOTE FOR     ☐ TO WITHHOLD FROM VOTING    ☐
in respect of the re-appointment of the Auditors and authorizing the Board of Trustees to fix their remuneration.

The Units represented by this proxy will be voted or withheld from voting, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Units shall be voted accordingly.  IF A UNITHOLDER DOES NOT SPECIFY THAT THE UNITS ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE ELECTION OF TRUSTEES OR THE APPOINTMENT OF AUDITORS AND AUTHORIZING THE BOARD OF TRUSTEES TO FIX THE REMUNERATION OF THE AUDITORS, SUCH UNITS WILL BE VOTED ON ANY BALLOT THAT MAY BE CALLED FOR IN RESPECT OF ANY SUCH MATTER AS SET OUT IN THE ACCOMPANYING INFORMATION CIRCULAR.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED this _____________ day of __________________________ , 2010

(Signature of Unitholder)

NOTES:

1. A HOLDER OF UNITS HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A UNITHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE.  A Unitholder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to GoldTrust or to CIBC Mellon Trust Company or Mellon Investor Services LLC for receipt not later than 48 hours (excluding Saturday and Sunday) preceding such Meeting or any adjournment or adjournments thereof.

2. This form of proxy must be dated and signed by the holder of Units or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized.

3. If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed to the Unitholder.

4. If it is desired that the Units represented by this proxy are to be withheld from voting on any ballot that may be called for with respect to such matter, the appropriate box or boxes above providing for withholding from voting should be marked with an X or a tick mark √.

5. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT (IE: THE SENIOR OFFICERS) OF GOLDTRUST.

6. THIS PROXY IS FOR USE BY UNITHOLDERS AT THE ANNUAL MEETING OF UNITHOLDERS OF GOLDTRUST TO BE HELD ON THURSDAY, APRIL 29, 2010 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.